82-3322

GRASIM

ADITYA BIRLA GROUP

03 NOV 24 PM 7:21

October 31, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

03037615

Dear Sir,

Pursuant to Regulation 13 (6) of the Securities And Exchanges Board of India (Prohibition of Insider Trading) Regulation, 1992, we wish to inform you that Shri Y.P. Gupta, who has been appointed as an Additional Director of the Company, has informed the Company that he does not hold any shares in the Company.

Thanking you,

Yours faithfully,

Ashok Malu
Ashok Malu
Company Secretary

dlw 12/4

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)